Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated April 12, 2019 (To Preliminary Prospectus dated April 9, 2019) Registration Statement No. 333 - 230210 This free writing prospectus relates to the proposed public offering of securities of Digirad Corporation (the “Company”) that is being registered on a Registration Statement on Form S - 1 (No . 333 - 230210 ) (the “Registration Statement”) . This free writing prospectus should be read together with the preliminary prospectus dated April 9 , 2019 included in that Registration Statement which can be accessed through the following link : https:// www.sec.gov/Archives/edgar/data/707388/000092189519001052/s1a109271033_04082019.htm The Company has filed the Registration Statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates . Before you invest, you should read the preliminary prospectus in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Free Writing Prospectus Statement

April 2019 Digirad Corporation Preferred Stock Offering

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995 : This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . All statements in this presentation that are not statements of historical fact are hereby identified as “forward - looking statements” for the purpose of the safe harbor provided by Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . Forward - looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Digirad Corporation (“Digirad,” “DRAD” or the “Company”) or acquisition targets and (iv) the assumptions underlying or relating to any statement described above . Such forward - looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over . Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties . Factors that may influence or contribute to the inaccuracy of forward - looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the Company's inability to obtain adequate financing, the length of time associated with servicing customers, accounts receivable turnover, insufficient cash flows and resulting illiquidity, the Company's inability to expand the Company's business, government regulation, the underlying condition of the technology support industry, the lack of product diversification, existing or increased competition, stock volatility and illiquidity, the Company's failure to implement the Company's business plans or strategies, changes in macro or industry specific business conditions, failure to keep pace with evolving technologies and difficulties integrating technologies, unfavorable changes in reimbursement practices, negative economic outlooks, the Company’s inability to consummate successful acquisitions and execute related integration, the Company’s ability to execute on its business strategy (including any cost reduction plans), the Company’s failure to realize expected benefits of restructuring and cost - cutting actions, the Company’s ability to preserve and monetize its net operating losses, the continued demand for and market acceptance of its services . For a detailed discussion of cautionary statements and risks that may affect the Company’s future results of operations and financial results, please refer to the Company’s filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risk factors in the Company’s most recent Annual Report on Form 10 - K . This presentation reflects management’s views as of the date presented . All forward - looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements . Further, any forward - looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward - looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events . No Offer or Solicitation of Offer . This presentation is for informational purposes only . This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company, which offer or solicitation shall only be made by means of a prospectus to be filed with the SEC, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . The Company has filed a registration statement with the SEC for the offering to which this presentation relates . Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and the offering . You may get these documents for free by visiting EDGAR on the SEC’s website at www . sec . gov . Non - GAAP Financial Measures : The information provided herein includes certain non - GAAP financial measures . These non - GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company . The non - GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company’s business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals . Certain items are excluded from these non - GAAP financial measures to provide additional comparability measures from period to period . These non - GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies . Specifically, this presentation presents the non - GAAP financial measures “Adjusted EBITDA” (defined as “earnings before interest, taxes, depreciation, and amortization adjusted for stock - based compensation”) and “Free Cash Flow . ” The most directly comparable measures for these non - GAAP financial measures are net income and diluted net income per share . 2 Forward - looking Statements

Details of the Proposed Offering Series A Cumulative Term Preferred Stock Liquidation Preference/Par Value: $25.00 per share Dividend Rate: Dividends Payable: Quarterly in cash Dividend Dates (1) : May 15, Aug 15, Nov 15, Feb 15 Redemption Date (1)(2) : 2026 at par Use of Proceeds: Partial debt repayment, acquisition of real estate, working capital, and/or for other general corporate purposes to support our growth organically and through acquisitions Proposed Listing: Nasdaq Global Market Proposed Ticker Symbol: DRADP Underwriters: Roth Capital Partners Aegis Capital Corp. (1) Assumes offering closes in April 2019. Form S - 1 filing states the first dividend will be paid on the 15 th day of the month following the closing of the offering. (2) Assumes a 7 - year term. Optional redemption beginning April 2022. 3

Senior Management Team Matt Molchan CEO Matt Molchan became Digirad’s President, Chief Executive Officer, and member of the Board of Directors on July 1, 2013. Mr. Molchan also served as Digirad’s Interim Chief Financial Officer from April 10, 2018 until January 15, 2019. He has been with the company and/or predecessor company since 2003, serving in various executive positions including President, Chief Operating Officer, and Chief Financial Officer. Mr. Molchan joined Digirad Ultrascan Solutions upon the acquisition of Ultrascan, Inc. by Digirad in May 2007. Previously, Mr. Molchan held various executive level positions at Somera, Inc. and Equifax, Inc. Mr. Molchan earned a B.S. degree in Economics from The United States Air Force Academy and an M.B.A. in Finance from The University of Southern California. linkedin.com/in/matt - molchan David Noble COO & Interim CFO David Noble became Digirad’s Chief Operating Officer on September 1, 2018 and was also appointed Interim Chief Financial Officer on January 15, 2019. Prior to joining the Company, Mr. Noble served as Managing Member of Noble Point LLC, a business and financial advisory firm, from October 2017 to August 2018. From July 2005 to September 2017, Mr. Noble was a senior investment banker at HSBC, serving as Managing Director & Head of Equity Capital Markets for the Americas for more than a decade. Prior to joining HSBC, Mr. Noble held various senior roles within Equity Capital Markets, both in the U.S. and overseas, for Lehman Brothers from August 1997 to July 2005. Mr. Noble earned a B.A. degree in Political Science from Yale University and an M.B.A. in Finance from MIT. linkedin.com/in/david - j - noble Jeff Eberwein Chairman of the Board Jeff Eberwein became Digirad’s chairman of the board on February 6 , 2013 after joining the board in April 2012 . He is also the Chief Executive Officer of Lone Star Value Management, LLC (“Lone Star Value”), an investment firm he founded in 2013 . Prior to founding Lone Star Value in 2013 , Mr . Eberwein was a private investor and served as a portfolio manager at Soros Fund Management from 2009 to 2011 ; and Viking Global Investors from 2005 to 2008 . Mr . Eberwein currently serves on the board at two other publicly traded companies : ATRM Holdings, Inc . (“ATRM”) and Hudson Global, Inc . Mr . Eberwein has served as a director of Hudson Global since May 2014 and as its Chief Executive Officer since April 1 , 2018 . Mr . Eberwein formerly served as chairman of the board of Ameri Holdings, Inc . , and as a director of several other publicly traded companies . Mr . Eberwein earned an M . B . A . from The Wharton School, University of Pennsylvania and a B . B . A . degree with High Honors from The University of Texas at Austin . linkedin.com/in/jeff - eberwein 4

• Mobile Nuclear Imaging • Mobile CT, MRI, and PET Imaging • Other Customized, Imaging - Related Solutions HEALTHCARE Services HEALTHCARE P r oduc t s • Manufactures and Sells Mobile Solid - State Nuclear Gamma Cameras • Services Installed Base of Digirad Cameras as well as Non - Digirad Products Digirad offers healthcare services and proprietary products to provide healthcare imaging solutions for physicians and hospitals . 5

Digirad's Services and Products Overview

HEALTHCARE SERVICES

Diagnostic Services

Mobile nuclear imaging, ultrasound services, and other imaging-related services

In Office

2018 Revenues:
$49.3mm(1)

Mobile Healthcare

Mobile health and mobile imaging solutions and other for hospitals and IDN systems

In Mobile Clinic

2018 Revenues:
$42.9mm

HEALTHCARE PRODUCTS

Diagnostic Imaging

Manufactures and sells mobile solid-state nuclear gamma cameras; Supports installed base of Digirad cameras as well as non Digirad products

2018 Revenues:
$12.0mm

Adjusted EBITDA of $6.0mm(1)(2)

(1) Includes results of divested Telerhythmics business.
(2) Adjusted EBITDA is a non-GAAP measure. Reconciliation table provided on page 18.

Digirad

6

• Diagnostic Services offers mobile imaging services to medical providers on - site as an alternative to purchasing equipment themselves or outsourcing the procedures to other providers • Mobile imaging services include nuclear imaging, echocardiography, vascular, and general ultrasound tests » Digirad has the ability to provide imaging systems, qualified personnel, radiopharmaceuticals, licensing services, and additional logistics required to perform on - site imaging • Diagnostic Services enables medical providers to bill directly to Medicare, Medicaid, and third - party healthcare insurance companies • Website: https:// www.digirad.com/diagnostic - services/ Diagnostic Services 7

ACQUISITION GOALS • Tuck - in: consolidation of smaller players • Larger, deep - value opportunities • Looking for the right opportunities at the right price SOURCES OF NEW REVENUE STREAMS • New service lines • Digirad Select: array of tailored services to fit customer needs and utilizes Digirad’s purchasing power GEOGRAPHIC OPTIMIZATION GOALS • Drive density in existing markets • Expand in concentrated population markets Driving growth and increasing cash flow Diagnostic Services provides outsourced nuclear and ultrasound services to over 30 markets (1) throughout the United States . Diagnostic Services (1) Based on current client relationships. 8

• Through DMS Health, Mobile Healthcare provides provisional healthcare and contract diagnostic imaging through a convenient, mobile service platform • Diagnostic imaging includes: » Computerized Tomography (“CT”) » Magnetic Resonance Imaging (“MRI”) » Positron Emission Tomography (“PET”) » PET/CT » Nuclear Medicine • DMS Health carries systems from a wide range of manufacturers, including Philips, GE, and Siemens • Mobile Healthcare also provides healthcare expertise to hospitals, integrated delivery networks (“IDNs”), and federal institutions • We believe that the services provided are low cost, easy access, and efficient alternatives to medical providers owning and operating the equipment themselves • Website: https:// www.dmshealth.com/ Mobile Healthcare 9

S • Diagnostic Imaging manufactures and sells internally - developed, mobile solid - state gamma cameras and provides camera maintenance contracts and support • Cameras include nuclear cardiac imaging systems and general purpose nuclear imaging systems • Digirad is a leader in the development and distribution of mobile solid - state SPECT gamma cameras, which provide superior image quality, greater flexibility, a smaller footprint, and fast imaging acquisition time • Nationwide field service engineers provide flexible support to address customer needs with the ability to service non - Digirad products in addition to servicing the installed base of Digirad cameras • Customers consist primarily of physician offices and hospitals in the United States • Website: https:// www.digirad.com/cameras/ Diagnostic Imaging 10

CARDIUS LINE • Open, patient - friendly design • Superior cardiac images • High specificity with attenuation correction (X - ACT+) ERGO • Point - of - care imaging for better clinical outcomes • Multiple collimators for ultimate versatility Cardius X - ACT+ 11 Cardius 2XPO / 2MXPO Cardius 3XPO E rg o™ Digirad’s Nuclear Gamma Cameras

PRODUCT SALES & CUSTOMER SERVICE • Dedicated and mobile nuclear imaging cameras with solid - state technology • Focused sales approach to maximize margins and cash flow • Expanding opportunities by developing relationships outside the United States • Outsourced manufacturing for efficiency and savings CAMERA SUPPORT • Nationwide field service engineers • Flexible to address customer needs • Serves a significant installed base of Digirad cameras plus ability to service non - Digirad products The Digirad Advantage 12

Overview ($mm, except per share amounts) Stock Price (4/5/2019) $0 .83 Shares Outstanding (3/29/2019) 20 .2 Market Capitalization (4/5/2019) $16 .9 Average Daily Share Volume (past 12 months) ~103K Net Debt (12/31/2018) (1) $ 7 .7 2018 Results ($mm) Revenue (2) $ 1 0 4 .2 Diagnostic Services Revenue (2) $49 .3 Mobile Healthcare Revenue $42 .9 Diagnostic Imaging Revenue $12 .0 Adjusted EBITDA (3) $6 .0 Free Cash Flow (3) $5 .0 Financial Snapshot (1) Based on Total Debt of $9.5mm less $1.8mm of Cash and Restricted Cash. (2) Includes results of divested Telerhythmics business. (3) Adjusted EBITDA and Free Cash Flow are non - GAAP measures. Reconciliation tables provided on pages 18 and 19. 13

• We believe that converting our company into a diversified holding company structure (“HoldCo”) with a shared services center (“SSC”) could create tremendous value for DRAD over the long - term • Benefits include: » Potential for multiple expansion from stronger growth outlook » Potential for improved operating and financial performance due to Operating CEOs focusing on operations and growth » Potential for optimized capital allocation to maximize ROIC and ROE • Initial “kick - off” transaction is needed to launch HoldCo, form SSC, and prove the concept to the market and to future acquisition targets: » We believe ATRM Holdings, Inc. is an attractive acquisition candidate for the initial “kick - off” transaction (1) : − A potential all - stock transaction could be very accretive − We believe we could reduce costs by combining DRAD with ATRM and forming the SSC − Our goal is to allocate capital to its highest return and we believe ATRM has exciting growth and acquisition opportunities » We believe future acquisitions would be easier if HoldCo and SSC have already been formed and are operating • We expect to create synergies from acquisition targets using our HoldCo and SSC structure: » Potential for operating management teams to be freed up to focus on maximizing operations and pursuing growth opportunities » We believe moving many corporate functions to the SSC would reduce corporate overhead costs » We expect the NOL at HoldCo level should offset US taxable income generated by operating businesses » Potential for lower cost of capital » Potential for better access to capital » Potential for better capital allocation (1) The acquisition of ATRM is not yet considered probable as of the date of this presentation. 14 Introducing HoldCo Concept

• As part of the launch of our HoldCo strategy, we recently formed a real estate division and a wholly - owned legal subsidiary to hold any significant real estate assets we acquire » We recently acquired two manufacturing facilities and agreed to acquire a third manufacturing facility in Maine, with a combined manufacturing footprint of over 200,000 square feet (1) » All three facilities do modular construction for residential, commercial, and multi - family real estate development projects » All three plants are located within 15 miles of each other and we believe they are the only plants doing modular real estate construction for over 100 miles (2) » We believe our ownership of these three plants has the potential to create strategic value for our company » We have leased the two acquired plants and have agreed to lease the third plant, effective upon the closing of the acquisition, to KBS Builders, Inc., a division of ATRM; the three leases are expected to provide rent income to our company of $0.5 to $0.6 million per year • Our Real Estate Strategy » We believe potential acquisition targets often have underappreciated real estate value » We intend to continue to separate our real estate holdings into our new real estate subsidiary » We believe separate, low - cost financing is potentially available for our real estate division HoldCo Real Estate Division (1) Based on independent, third - party appraisal and plant inspection reports. (2) Based on management estimates. 15

We believe that we have developed a strategy to increase and deliver value for our security holders . We believe value will be created by following our formula for growth : THE DIGIRAD FORMULA FOR INCREASING VALUE Organic growth with focused sales efforts + Introducing and acquiring new services to grow and diversify our business + Acquiring cash generating businesses in a financially - disciplined way + Realizing value from $ 83 . 7 million in Federal NOLs to offset future income tax = Increased Value for all Stakeholders 16 Summary

App e ndix

Reconciliation of Non - GAAP Measures Digirad Corporation Reconciliation of Net Loss to Adjusted EBITDA (In thousands, unaudited) Year Ended December 31, 2018 Net loss from continuing operations $ (3,839) Unrealized (loss) gain on equity securities (1) 62 Restructuring costs (2) 93 Goodwill impairment (3) 476 Loss on extinguishment of debt 43 Depreciation and amortization 8,706 Stock - based compensation 634 Loss on sale of buildings (4) 507 Interest expense, net 751 Transaction cost (5) 91 Income tax (benefit) expense (1,561) Non - GAAP adjusted EBITDA from continuing operations $ 5,963 (1) Reflects change in fair value of investments in equity securities. (2) Reflects severance related costs. (3) Reflects impairment of goodwill for Telerhythmics reporting unit. (4) Reflects loss on sale a portion of land and buildings in our Fargo location. (5) Reflects legal costs related to one - time transactions, includes the proposed ATRM acquisition, the Star Procurement, LLC joint venture, and stock issuance in Q4 2018. 18

Reconciliation of Non - GAAP Measures Digirad Corporation Reconciliation of Operating Cash Flow to Free Cash Flow (In thousands, unaudited) Year Ended December 31, 2018 Net cash provided by (used in) operating activities $ 5,064 Purchases of property and equipment, net of dispositions (68) Free cash flow $ 4,996 19